File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

SEC Mail Processing

SEP 17 2018

Washington, DC

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 670

U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

Filed pursuant to Rule 3 of Regulation IA

Dated: September 14, 2018

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028, Series No. 670 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated September 14, 2018 (the "Terms Agreement") and the Pricing Supplement dated September 14, 2018 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.787%	0.175%	99.612%
Total: U.S.$2,794,036,000.00	U.S.$4,900,000.00	U.S.$2,789,136,00000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 22, 2018
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



IDB
Inter-American Development Bank

Exhibit A

March 22, 2018

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 670

U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

Issue Price: 99.787 percent

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

BofA Merrill Lynch
Goldman Sachs International
Morgan Stanley
TD Securities

Barclays
BNP PARIBAS
Citigroup
Deutsche Bank
HSBC
J.P. Morgan
NatWest Markets
Nomura
RBC Capital Markets
Wells Fargo Securities

The date of this Pricing Supplement is September 14, 2018.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

DC_LAN01.366931.4

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MIFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue. The master fiscal agency agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. All references to the "Fiscal Agency Agreement" under the heading "Terms and Conditions of the Notes" and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

1.	Series No.:	670
2.	Aggregate Principal Amount:	U.S.$2,800,000,000
3.	Issue Price:	U.S.$2,794,036,000 which is 99.787 percent of the Aggregate Principal Amount
4.	Issue Date:	September 18, 2018

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

DC_LAN01 366931 4

5. Form of Notes
(Condition 1(a)):

Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6. Authorized Denomination(s)
(Condition 1(b)):

U.S.$1,000 and integral multiples thereof

7. Specified Currency
(Condition 1(d)):

United States Dollars (U.S.$) being the lawful currency of the United States of America

8. Specified Principal Payment Currency
(Conditions 1(d) and 7(h)):

U.S.$

9. Specified Interest Payment Currency
(Conditions 1(d) and 7(h)):

U.S.$

10. Maturity Date
(Condition 6(a); Fixed Interest Rate):

September 18, 2028

11. Interest Basis
(Condition 5):

Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
(Condition 5(III)):

Issue Date (September 18, 2018)

13. Fixed Interest Rate (Condition 5(I)):

(a)   Interest Rate:

3.125 percent per annum

(b)   Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on March 18 and September 18 in each year, commencing on March 18, 2019

Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

DC_LAN01:366931.4

	(c) Fixed Rate Day Count Fraction(s):	30/360
14.	Relevant Financial Center:	New York
15.	Relevant Business Days:	New York
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
18.	Governing Law:	New York
19.	Selling Restrictions:	
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

4
PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 *percent Notes due September 18, 2028*

DC_LAN01:366931.4

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Federal Reserve Bank of New York; Euroclear Bank S.A./N.V.; Clearstream, Luxembourg

3. Syndicated: Yes

4. If Syndicated:

    (a) Liability: Several and not joint

    (b) Joint Lead Managers: Goldman Sachs International
Merrill Lynch International
Morgan Stanley & Co. International plc
The Toronto-Dominion Bank

5. Commissions and Concessions: 0.175% of the Aggregate Principal Amount

6. Estimated Total Expenses: None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes.

7. Codes:

    (a) Common Code: 188046452

    (b) ISIN: US4581X0DC96

    (c) CUSIP: 4581X0DC9

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

DC_LAN01:366931.4

8. Identity of Managers:

Goldman Sachs International
Merrill Lynch International
Morgan Stanley & Co. International plc
The Toronto-Dominion Bank

Barclays Bank PLC
BNP Paribas
Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities plc
NatWest Markets Plc
Nomura International plc
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

General Information

Additional Information Regarding the Notes

1. Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

MIFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

DC_LAN01 3669314

2.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

The Notes will be issued with a de minimis amount of original issue discount ("OID"). While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the Notes, under recently enacted legislation, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 670
U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028

DC_LAN01.366931.4

investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
            General Manager, Finance Department

DC_LAN01 366931.4

Exhibit C

TERMS AGREEMENT NO. 670 UNDER
THE PROGRAM

September 14, 2018

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$2,800,000,000 3.125 percent Notes due September 18, 2028 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on September 18, 2018 (the "Settlement Date"), at an aggregate purchase price of U.S.$2,789,136,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. When used herein and in the Standard Provisions as so incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes

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hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.787 percent of the aggregate principal amount (U.S.$2,794,036,000) less a combined management and underwriting commission and selling concession of 0.175 percent of the aggregate principal amount (U.S.$4,900,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$2,789,136,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
Goldman Sachs International:	630,000,000
Merrill Lynch International:	630,000,000
Morgan Stanley & Co. International plc:	630,000,000
The Toronto-Dominion Bank:	630,000,000
Barclays Bank PLC:	28,000,000
BNP Paribas:	28,000,000
Citigroup Global Markets Limited:	28,000,000
Deutsche Bank AG, London Branch:	28,000,000
HSBC Bank plc:	28,000,000
J.P. Morgan Securities plc:	28,000,000
NatWest Markets Plc:	28,000,000
Nomura International plc:	28,000,000
RBC Capital Markets, LLC:	28,000,000
Wells Fargo Securities, LLC:	28,000,000
Total:	**2,800,000,000**

DC_LAN01 366933.4

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. ABA No. 021000018 BK OF NYC/TDLondon; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department,

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Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE MANAGERS:

c/o The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Email: TMG@tdsecurities.com
Telephone: +44 (0) 20 7628 2262

6.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with

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all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

8. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

   (i)   the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

      a.   the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
      b.   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
      c.   the cancellation of the BRRD Liability;
      d.   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

   (ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

   provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

   As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the undersigned.

9.   The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(i)   each of Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International plc and The Toronto-Dominion Bank (each a "Manufacturer" and together "the Manufacturers") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the Managers note the application of the Product Governance

Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes,

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

GOLDMAN SACHS INTERNATIONAL
MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY & CO. INTERNATIONAL PLC
THE TORONTO-DOMINION BANK
(each, a "Joint Lead Manager")

By: THE TORONTO-DOMINION BANK

By: _____
        Name:
        Title:

BARCLAYS BANK PLC
BNP PARIBAS
CITIGROUP GLOBAL MARKETS LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
HSBC BANK PLC
J.P. MORGAN SECURITIES PLC
NATWEST MARKETS PLC
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS, LLC
WELLS FARGO SECURITIES, LLC
(together with the Joint Lead Managers, the "Managers")

By: THE TORONTO-DOMINION BANK

By: _____
        Name:
        Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
    Name: Gustavo Alberto De Rosa
    Title: Chief Financial Officer and
             General Manager, Finance Department